ARCADE ACQUISITION CORP.
c/o Arcade Partners, LLC
62 La Salle Road, Suite 304
West Hartford, Connecticut 06107

May 16, 2007

VIA TELECOPY (202) 772-9206
Mr. John D. Reynolds
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3651

RE:                            Arcade Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-140814) (the “Registration Statement”)

Dear Mr. Reynolds:

On May 14, 2007, the Company requested acceleration of the effective date and time of the Registration Statement to 5:00 p.m. on May 16, 2007. The Company hereby withdraws such request until further notice.

Very truly yours,

ARCADE ACQUISITION CORP.

By:	/s/ Jonathan Furer
	Name:	Jonathan Furer
	Title:	Chief Executive Officer